Exhibit 99.1

OneSmart International Education Group Limited to Hold 2021 Annual General Meeting on August 30, 2021

SHANGHAI, China, July 16, 2021 – OneSmart International Education Group Limited (“OneSmart” or the “Company”) (NYSE: ONE), a leading premium K-12 after-school education company in China, today announced that it will hold its 2021 annual general meeting of shareholders at 2161 North Zhongshan Road, Putuo District, Shanghai 200333, People’s Republic of China on August 30, 2021 at 2 p.m., local time.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on July 28, 2021 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended August 31, 2020, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on the investor relations section of its website at http://ir.onesmart.org/, as well as on the SEC’s website at http://www.sec.gov/.

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading premium K-12 after-school education company in China. Our vision is to be the most trusted and heart-warming education company and our mission is POWER LEARNING changes the future with technology advancement. Our company culture is centered on the core values of customer focus, excellence, integrity, and technology and innovation.

The Company has built a comprehensive premium K-12 education platform that encompasses OneSmart VIP business, HappyMath, and FasTrack English, and OneSmart Online. As of February 28, 2021, OneSmart operates a nationwide network of 457 learning centers in China.

For more information on OneSmart, please visit http://ir.onesmart.org/, or contact:

OneSmart

Ms. Ida Yu

+86-21-2250-5891

E-mail: ir@onesmart.org

ICA (Institutional Capital Advisory)

Mr. Kevin Yang

Phone: +86-021-8028-6033

E-mail: onesmart@icaasia.com